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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant of Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

For the month of September, 2002                 Commission File Number: 1-14242

                        ROYAL GROUP TECHNOLOGIES LIMITED
                              (Name of registrant)

                             1 Royal Gate Boulevard
                              Woodbridge, Ontario
                                    L4L 8Z7
                                 (905) 264 0701

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F           Form 40-F   X
               -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

     Yes            No   X
         -----         -----

If "YES" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                 EXHIBIT INDEX

Exhibit              Description of Exhibit                               Page
-------              ----------------------                               ----
99.1                 Material Change Report                            4 pages

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL GROUP TECHNOLOGIES LIMITED

Date: September 17, 2002            By: /s/ Vic De Zen
                                        -------------------------------------
                                        Name:  Vic De Zen
                                        Title: Chairman, President, and C.E.O.